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MULTIMEDIA ELECTS PROGRAMMING/BROADCASTING EXECUTIVE
DOUG GREENLAW PRESIDENT AND CHIEF OPERATING OFFICER


GREENVILLE, S.C. - JULY 21, 1994 -- Multimedia, Inc. today announced that its board of directors has elected Douglas J.
Greenlaw, 49, as president and chief operating officer, effective
Aug. 1, 1994.

Greenlaw, formerly chairman and chief executive officer of the Ventures Division of Whittle Communications Ltd., has served in several senior positions in the media industry. In 1982 he became executive vice president of The Family Channel, where he built the fledgling cable network's marketing organization.

From 1987 to 1991, Greenlaw was executive vice president of MTV Networks, Inc., a subsidiary of Viacom, Inc. While at MTV he headed the Syndications Division as well as Sales & Marketing for
the MTV, VH-1, Nickelodeon and Nick-at-Nite channels.   He left
Viacom in 1991 to serve as president of Channel One, Whittle's innovative educational cable network that reaches approximately
12,000 classrooms.   He was promoted in 1994 to his most recent
position at Whittle, where he was responsible for developing new media opportunities.

A graduate of Indiana University, Greenlaw spent his early career in radio station sales at ABC and Heftel Broadcasting.

Don Sbarra, Multimedia's chairman and chief executive officer, said, "In Doug Greenlaw we have selected a proven executive who understands equally the key drivers of our company's future success - programming and advertising sales."


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Sbarra continued, "We have always said that one of Multimedia's greatest strengths is the diversity of its assets, which are about equally divided among four distinct media businesses. Exciting opportunities exist for companies with the vision and resources to take advantage of the converging communications universe, which we at Multimedia plan to do. Doug's past leadership roles in leading-edge media ventures and his broad experience with marketing partnerships and other strategic alliances make him ideally suited to be president and chief operating officer of our company."

Greenlaw added, "I'm delighted to join Multimedia, and share Don's enthusiasm for the company's strong positioning. The environment in which we will compete will consist of an ever-increasing array of revolutionary technologies and complex strategic alliances. Multimedia is healthy and ready to pursue new opportunities that build on the synergies of its core businesses and produce profitable growth."

Greenlaw founded the Veterans Leadership Program (VLP) in New York City, and has served as its chairman since 1986. The VLP is designed to take troubled veterans off the street, train them and place them in career-track jobs. Known as one of the country's most successful veterans' jobs programs, the VLP is in the process of being expanded nationwide.

Multimedia, Inc. is a diversified media company headquartered in Greenville, S.C., which publishes 11 daily and 49 non-daily newspapers, owns and operates five television and five radio stations, operates 125 cable franchises in five states, monitors approximately 60,000 security alarm subscribers and produces and syndicates quality television programming, including Donahue, Sally Jessy Raphael, Jerry Springer and Rush Limbaugh, The Television Show.

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Contact:  Markeeta L. McNatt
          Vice President
          Investor Relations
              and Corporate Communications
          (803) 298-4819

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